Exhibit 99.8

Gilead Tweet (@GileadSciences), March 2, 2020

Today we announced that we will acquire @FortySevenInc, a clinical-stage immuno-oncology company. This transaction supports our strategic focus in oncology and gives access to a potential new first-in-class program.

Read more: http://bit.ly/2wl2Jhk.